UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-16447
CUSIP Number: 577729-20-5

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: April 2, 2005

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K ☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Maxtor Corporation
Full Name of Registrant

N/A
Former Name if Applicable

500 McCarthy Blvd.
Address of Principal Executive Office (Street and Number)

Milpitas, California 95035
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Maxtor Corporation (the “Company”) has devoted significant resources through May 12, 2005 to (i) complete the restatement of its financial statements on Form 10-K/A for the year ended December 25, 2004, including interim periods therein, and (ii) complete the preparation of its financial statements for the fiscal quarter ended April 2, 2005. Because of the substantial amount of time and effort required to complete the restatement of its financial statements for the year ended December 25, 2004, the Company is unable to file its Form 10-Q for the period ended April 2, 2005 with the Securities and Exchange Commission (the “SEC”) by the prescribed filing date of May 12, 2005 without unreasonable effort or expense.

In a current report on Form 8-K filed with the SEC on May 4, 2005, the Company announced that in connection with the preparation of the its interim financial statements for the quarter ended April 2, 2005, the Company’s accounting and finance staff, in reviewing certain complex, non-routine transactions in remediation of the material weakness in internal control over financial reporting as of December 25, 2004, determined that certain lease accounting entries originally recorded in April 2001 were in error. Accordingly, the Company will file a Form 10-K/A for the fiscal year ended December 25, 2004 restating its financial statements for the fiscal years ended December 28, 2002, December 27, 2003 and December 25, 2004 to reflect corrected financial statements.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Duston M. Williams
Executive Vice President, Finance and Chief Financial Officer	(408) 894-5000
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will file a Form 10-K/A for the fiscal year ended December 25, 2004 restating its financial statements for the fiscal years ended December 28, 2002, December 27, 2003 and December 25, 2004 to reflect the corrections noted under Part III, Narrative, above. At this time, the Company is in the process of confirming the changes necessary to its historical financial statements.

Maxtor Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 12, 2005	By:	/s/ Duston M. Williams
Duston M. Williams
Executive Vice President, Finance and Chief Financial Officer